Exhibit 24.1

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

Ladies and Gentlemen:

By means of this letter, I authorize Michael McGrane and Lawrence A. Gyenes, or either of them individually, to sign on my behalf all forms required under Section 16(a) of the Securities Exchange Act of 1934, as amended, relating to transactions involving the stock or derivative securities of Columbia Laboratories, Inc.  Either such individual is accordingly authorized to sign any Form 3, Form 4, Form 5, or amendment thereto, that I am required to file with the same effect as if I had signed it myself.

This authorization, signed this 8th day of July 2010, shall remain in effect until revoked in writing by me. This authorization revokes all prior authorizations by me relating to the subject matter hereof.

Yours truly,

/S/ G. Frederick Wilkinson
G. Frederick Wilkinson
Director